INTERNATIONAL HI-TECH INDUSTRIES INC.

FINANCIAL STATEMENTS REQUEST FORM

Cusip No. 45964K104

Scrip No. IHIQ

National Instruments 51-102 and 54-101 of the Canadian Securities Administrators provide both registered holders and beneficial owners of a company's securities with the opportunity to elect annually to receive a copy of a corporation's interim financial statements and the corresponding management discussion and analysis ("MD&A") of those statements.

If you wish to receive printed copies of the quarterly interim financial statements and corresponding interim MD&A to those statements for 2006 for International Hi-Tech Industries Inc. (the "Corporation"), please complete this form and return it to:

Attention: Stock Transfer Department

Computershare Investor Services Inc.
100 University Avenue

9th Floor
Toronto, Ontario M5J 2Y1

You will not receive copies of any interim financial statements from the Corporation for the ensuing year if you do not complete and return this form.

Copies of the Corporation's previously issued and current annual and quarterly financial statements and related MD&A are available to shareholders and to the public on the SEDAR website at www.sedar.com.

I confirm that I am a shareholder of the Corporation.

DATED:__________________, 2006.

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Signature

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Name of Registered/Non-Registered Shareholder - Please Print

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Address

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Postal Code

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Fax Number

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Name and title of person signing if different from name above.